Exhibit 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

JULY 27, 2010

Management’s Discussion and Analysis (MD&A)
(July 27, 2010)

This discussion and analysis should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) as at and for the three and six month periods ended June 30, 2010 and 2009, the December 31, 2009 MD&A and audited Consolidated Financial Statements and the MD&A and unaudited Interim Consolidated Financial Statements as at and for the three month periods ended March 31, 2010 and 2009.  The Company’s Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). All comparisons are between the quarters ended June 30, 2010 and June 30, 2009, unless stated otherwise.  All amounts are in Canadian dollars unless otherwise indicated. Abbreviations used in this MD&A are listed on the page headed ‘Abbreviations’.

Second Quarter Results Summary

•	Cash provided by operating activities during the quarter was $903 million compared to $1.1 billion a year ago and $1.2 billion in the previous quarter.
•	Net income was $603 million compared to $63 million a year earlier and $228 million in the first quarter. Net income in the previous year was affected by mark-to-market losses on derivatives.
•
Production averaged 411,000 boe/d, down from 424,000 boe/d in the second quarter of 2009 as a result of non-core asset sales.  Underlying production (from continuing operations) averaged 387,000 boe/d, up 2% over last year.

•	Talisman has continued to strengthen its balance sheet. Long-term debt net of cash and cash equivalents at quarter end was $1.3 billion, down from $2.1 billion at December 31, 2009.
•
The Company has closed the sale of $1.5 billion of non-core assets in North America as of mid-July, ($1.3 billion during the quarter) and is on track for $1.9 billion in sales this year, as previously announced.

•	Production from the Pennsylvania Marcellus shale play exceeded 190 mmcf/d during July.
•	Talisman successfully completed an appraisal well in the Grevling discovery in Norway.
•	The Company was awarded three new exploration blocks in Colombia. Talisman also drilled a successful stratigraphic test (the Guairuro-1 well) and tested the recent Chiriguaro discovery.

Highlights

	Three months ended		Six months ended
June 30,	2010	2009	2010	2009
Financial (millions of C$ unless otherwise stated)
Income (loss) from continuing operations	411	(427)	659	(494)
Income from discontinued operations	192	490	172	1,012
Net income	603	63	831	518

C$ per common share
Net income – Basic	0.59	0.06	0.82	0.51
– Diluted	0.59	0.06	0.81	0.51
Income (loss) from continuing operations
– Basic	0.40	(0.42)	0.65	(0.49)
– Diluted	0.40	(0.42)	0.64	(0.49)
Production (daily average)
Oil and liquids (mbbls/d)	177	194	189	203
Natural gas (mmcf/d)	1,256	1,109	1,241	1,123
Continuing operations (mboe/d)	387	379	396	390
Discontinued operations (mboe/d)	24	45	27	47
Total mboe/d (6 mcf = 1 boe)	411	424	423	437

During the second quarter of 2010, income from continuing operations increased as a result of increased commodity prices and a gain on held-for-trading financial instruments compared to a loss in 2009. Higher volumes from continuing operations were driven by increased natural gas production in Scandinavia and Southeast Asia, but were partially offset by a high level of maintenance activity in the UK.

Daily Average Production, Before Royalties

	Three months ended			Six months ended
June 30,	2010	2010 vs 2009 (%)	2009	2010	2010 vs 2009 (%)	2009
Continuing operations
Oil and liquids (bbls/d)
North America	20,673	(4)	21,633	20,552	(7)	22,164
UK	61,395	(32)	89,936	72,170	(25)	96,277
Scandinavia	38,456	23	31,165	41,363	25	33,009
Southeast Asia	43,421	14	38,094	41,501	10	37,719
Other	13,470	2	13,266	13,595	(1)	13,765
	177,415	(9)	194,094	189,181	(7)	202,934
Natural gas (mmcf/d)
North America	677	5	645	661	-	660
UK	18	(14)	21	18	(28)	25
Scandinavia	73	70	43	82	74	47
Southeast Asia	488	22	400	480	23	391
	1,256	13	1,109	1,241	11	1,123
Continuing operations (mboe/d)	387	2	379	396	2	390
Discontinued operations
North America	24		42	27		43
Other	-		3	-		4
Discontinued operations (mboe/d)	24		45	27		47
Total mboe/d	411	(3)	424	423	(3)	437

Production from continuing operations increased by 2% over the previous year.  This was due principally to increased oil and liquids volumes in Scandinavia and Southeast Asia and increased gas volumes in North America, Scandinavia and Southeast Asia, partially offset by decreased oil and liquids volumes in the UK.

Natural gas production from continuing operations in North America increased 5% due to successful development in the Pennsylvania Marcellus shale and Montney Farrell Creek, partially offset by natural declines and plant turnarounds in conventional areas.  Production from the Pennsylvania Marcellus shale averaged 143 mmcf/d during the quarter and exceeded 190 mmcf/d during July.

In the UK, oil and liquids production decreased by 32% predominantly as a result of planned facility shutdowns commencing and successfully completed at Piper/Tweedsmuir, Clyde/Orion, Fulmar/Auk and Claymore.  Turnaround activity in 2010 is more heavily weighted to the second quarter compared to 2009. Shutdowns in the quarter lowered production volumes by 18,000 boe/d relative to the first quarter.  Remaining shutdowns planned during the third quarter are at Buchan, Ross/Blake, Tartan and Montrose/Arbroath.

In Scandinavia, oil and liquids production increased by 23% due to the successful infill drilling programs at Varg and Brage.  Natural gas production increased by 70% due to increased production from the Rev field, which was still being commissioned in the first half of 2009.  Turnaround activity in 2010 is heavily weighted to the second quarter with the shutdowns completed to date at Rev and Gyda and ongoing over quarter end at Brage. Shutdowns in the quarter lowered production volumes by 9,000 boe/d relative to the first quarter.  Remaining shutdowns planned during the third quarter are at Varg and Veslefrikk.

Southeast Asia oil and liquids production increased 14% due to a redetermination of the Company’s working interest in the unitized field in South Angsi PM305, from 15% to 28.6%.  This resulted in a one time increase of 7,000 boe/d of volumes for the quarter.  Song Doc production in Vietnam was down as a result of natural declines.

Southeast Asia natural gas production increased by 22% over the same period in 2009.  Indonesia natural gas production averaged 393 mmcf/d during the period with higher contract takes at Corridor.  Tangguh, which began production in the third quarter of 2009, contributed 22 mmcf/d of production during the quarter. Malaysia/Vietnam gas production averaged 95 mmcf/d in the quarter, an increase of 20 mmcf/d compared to the same period in 2009 with a shorter maintenance shutdown this year.

Volumes produced into (sold out of) inventory1

	Three months ended		Six months ended
June 30,	2010	2009	2010	2009
UK	(679)	(6,346)	(849)	(3,335)
Scandinavia	4,833	(560)	2,415	(2,971)
Southeast Asia	2,711	2,994	2,104	(4,059)
Other	(3,228)	(3,542)	361	(8,903)
Total produced into (sold out of) inventory – bbls/d	3,636	(7,454)	4,032	(19,268)
Total produced into (sold out of) inventory – mmbbls	0.3	(0.7)	0.7	(3.5)
Inventory at June 30 - mmbbls	2.3	1.6	2.3	1.6
1.	Includes impact of discontinued operations

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted.  The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred.  Volumes presented in the ‘Daily Average Production, Before Royalties’ table above represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

Company Netbacks 1, 2

	Three months ended		Six months ended
June 30,	2010	2009	2010	2009
Oil and liquids ($/bbl)
Sales price	77.70	66.48	78.23	59.77
Royalties	13.49	8.28	12.21	6.84
Transportation	1.23	1.11	1.15	1.16
Operating costs	21.20	18.72	20.94	17.94
	41.78	38.37	43.93	33.83
Natural gas ($/mcf)
Sales price	5.51	4.88	5.86	5.26
Royalties	0.83	0.70	0.92	0.88
Transportation	0.29	0.25	0.31	0.26
Operating costs	1.03	1.20	1.05	1.19
	3.36	2.73	3.58	2.93
Total ($/boe) (6 mcf = 1 boe)
Sales price	52.81	47.90	54.96	45.99
Royalties	8.74	6.24	8.61	6.08
Transportation	1.51	1.29	1.54	1.35
Operating costs	12.82	12.96	13.02	12.64
	29.74	27.41	31.79	25.92
1.	Netbacks do not include pipeline operations. Additional netback information by major product type and region is included elsewhere in this MD&A.
2.	Includes impact of discontinued operations.

During the second quarter, the Company’s average netback was $29.74/boe, 8% higher than in 2009.  Talisman’s realized price of $52.81/boe was 10% higher than 2009, due principally to higher oil and liquids prices.

The Company’s realized sale price includes the impact of physical commodity contracts, but does not include the impact of the financial commodity price derivatives discussed in the ‘Risk Management’ section of this MD&A.

Commodity Prices 1 and Exchange Rates

	Three months ended			Six months ended
June 30,	2010	2010 vs 2009 (%)	2009	2010	2010 vs 2009 (%)	2009
Oil and liquids ($/bbl)
North America	62.36	10	56.55	66.05	34	49.29
UK	79.90	18	67.73	79.67	29	61.70
Scandinavia	80.09	18	67.89	81.13	31	61.91
Southeast Asia	81.47	15	70.61	80.44	30	61.79
Other	77.31	11	69.75	77.82	22	63.95
	77.70	17	66.48	78.23	31	59.77
Natural gas ($/mcf)
North America	4.75	9	4.37	5.28	7	4.94
UK	3.62	(15)	4.24	4.38	(16)	5.22
Scandinavia	5.85	39	4.22	5.90	(19)	7.24
Southeast Asia	6.77	13	6.01	6.87	21	5.69
	5.51	13	4.88	5.86	11	5.26
Total $/boe (6 mcf = 1 boe)	52.81	10	47.90	54.96	20	45.99
Benchmark prices and foreign exchange rates
WTI (US$/bbl)	78.04	31	59.62	78.38	53	51.33
Dated Brent (US$/bbl)	78.30	33	58.79	77.27	50	51.60
Tapis (US$/bbl)	81.25	42	57.17	76.73	44	53.17
NYMEX (US$/mmbtu)	4.07	13	3.60	4.67	10	4.23
AECO ($/gj)	3.69	13	3.27	4.19	6	3.97
US dollar/Canadian dollar exchange rate	1.03	(12)	1.17	1.03	(15)	1.21
Pound sterling/Canadian dollar exchange rate	1.53	(15)	1.81	1.58	(12)	1.80
1.	Prices exclude gains or losses related to hedging activities and include the impact of discontinued operations.

The changes in the Company’s reported oil and liquids price is consistent with the relevant benchmark prices, however, the Company’s reported prices reflect the strengthening of the C$ relative to the US$.

Realized natural gas prices increased by 13%, in line with the increase in global gas prices.

Royalties1

	Three months ended
	2010		2009
June 30,	%	$ millions	%	$ millions
North America	6	24	10	38
UK	-	2	-	2
Southeast Asia	39	235	31	132
Other	52	62	41	32
Corporate Average	17	323	12	204

	Six months ended
	2010		2009
June 30,	%	$ millions	%	$ millions
North America	10	91	12	99
UK	-	4	-	3
Southeast Asia	37	429	34	277
Other	54	100	47	101
Corporate Average	16	624	14	480
1.	Includes impact of royalties related to sales volumes.

The corporate royalty expense from continuing operations was $323 million, up 58% from the $204 million expense in 2009.  The decrease in the royalty rate in North America is due to a positive prior period adjustment to Gas Cost Allowance which affects royalties paid.  The royalty rate increase in the remaining areas was largely price-driven.

Unit Operating Expenses1

	Three months ended			Six months ended
	2010	2010 vs 2009	2009	2010	2010 vs 2009	2009
June 30,	$/boe	(%)	$/boe	$/boe	(%)	$/boe
North America	9.17	(10)	10.19	9.23	(8)	10.06
UK	34.28	43	23.91	31.44	40	22.44
Scandinavia	15.69	(12)	17.80	15.85	(9)	17.39
Southeast Asia	6.05	(10)	6.81	6.15	(6)	6.57
Other	5.04	(32)	7.42	5.52	(21)	7.03
	12.82	(1)	12.96	13.02	3	12.64
1.	Includes impact of production volumes and expenses from discontinued operations.

Total Operating Expenses1

	Three months ended		Six months ended
June 30,	2010	2009	2010	2009
($ millions)
North America	122	126	233	247
UK	202	217	435	428
Scandinavia	64	62	150	136
Southeast Asia	64	63	127	131
Other	8	7	13	25
	460	475	958	967
1.	Includes operating expenses related to sales volumes.

In North America, unit operating expenses decreased due to the disposition of high unit operating expense areas including Warburg Core, Carlyle and Southern Alberta Foothills and increased shale gas production which has a lower operating expense per unit.

In the UK, unit operating expenses increased largely as a result of lower production and costs associated with shutdowns.  Total operating expenses decreased as a result of the weakening of the UK£ relative to the C$.  This was partially offset by increases caused by shutdowns which occurred during the quarter and increased maintenance and repair work.

In Scandinavia, unit operating expenses decreased as a result of higher production.  Total operating expenses increased as a result of pre-operating costs at Yme and well and pipeline maintenance at Gyda partially offset by the effect of the timing of liftings.

In Southeast Asia, unit operating costs decreased as a result of higher production.

Unit Depreciation, Depletion and Amortization (DD&A) Expense1

	Three months ended			Six months ended
June 30,	2010 $/boe	2010 vs 2009 (%)	2009 $/boe	2010 $/boe	2010 vs 2009 (%)	2009 $/boe
North America	17.24	(6)	18.27	17.15	(3)	17.65
UK	19.74	(18)	23.97	20.18	(16)	24.09
Scandinavia	23.40	(5)	24.61	25.43	6	24.00
Southeast Asia	6.79	(22)	8.73	6.94	(29)	9.75
Other	5.68	-	5.67	5.83	3	5.64
	14.57	(16)	17.32	15.36	(11)	17.24
1.	Includes impact of DD&A expense related to sales volumes.

Total DD&A Expense1

	Three months ended		Six months ended
June 30,	2010	2009	2010	2009
($ millions)
North America	208	213	403	419
UK	117	218	278	454
Scandinavia	97	87	242	190
Southeast Asia	77	82	153	191
Other	9	9	14	23
	508	609	1,090	1,277
1.	Includes DD&A expense related to sales volumes.

Total DD&A expense from continuing operations was $508 million, down 17% from the same period in 2009 as a result of higher reserves, the strengthening of the C$ and the impact of the timing of liftings.

The unit DD&A rate in North America decreased due to increased shale gas production which has a lower DD&A expense per unit.

The decrease in the UK unit DD&A rate was the result of an upward revision of year-end reserve volumes resulting from higher oil prices.  The decrease in the total DD&A expense is a result of lower production relative to 2009 and the weakening of the UK£ relative to the C$.

The increase in the Scandinavia DD&A expense is due to an increase in production and a higher DD&A rate at the Varg field.  Varg was fully written down in 2008 and therefore had minimal DD&A in 2009.  The overall increase was partially offset by the timing of liftings and the weakening of the NOK relative to the C$.

The decrease in the Southeast Asia DD&A expense is due principally to a lower DD&A rate due to higher reserves and lower Song Doc production.

Corporate and Other

	Three months ended			Six months ended
June 30,	2010	2009	1	2010	2009	1
($ millions)
General and administrative (G&A) expense	86	86		168	167
Dry hole expense	31	52		37	268
Exploration expense	71	58		167	126
Interest on long-term debt	41	45		82	90
Capitalized interest	20	8		40	17
Stock-based compensation (recovery)	(14)	117		(86)	150
(Gain) loss on held-for-trading financial instruments	(76)	438		(173)	365
Other revenue	27	26		56	60
Other expense, net	(69)	88		44	104
1	Restated for operations classified as discontinued subsequent to June 30, 2009.

Dry hole expense includes the write-off of one exploration well in the UK, partially offset by Alaskan tax credits that represent a recovery of dry hole expense.  A major component of the decrease in year to date dry hole expense is the result of decreased conventional drilling activity in North America.

Total interest on long-term debt increased due to the issuance of notes in 2009.  However, capitalized interest increased as a result of increased capital expenditures on the Yme development, resulting in a lower net expense.

Stock-based compensation expense (recovery) is based on the difference between the Company’s share price and the exercise price of its stock options or cash units. During the second quarter of 2010, stock-based compensation recovery of $14 million was realized, due principally to a decrease in the Company’s share price during the quarter.  The Company paid cash of $3 million to employees for options exercised.

Talisman recorded a gain on held-for-trading financial instruments of $76 million principally related to commodity price derivatives that are not designated as hedges for accounting purposes. See the ‘Risk Management’ section of this MD&A for further details concerning the Company’s financial instruments.

Other revenue of $27 million includes $19 million of pipeline and processing revenue.

Other expense includes $89 million of foreign exchange gains, partially offset by impairments in North America of $27 million and a net loss on minor asset disposals of $10 million.

Taxes

	Three months ended		Six months ended
June 30,	2010	2009	2010	2009
($ millions)
Income (loss) from continuing operations before taxes	495	(504)	998	(620)
Less PRT
Current	24	3	62	17
Deferred	5	23	(6)	23
Total PRT	29	26	56	40
	466	(530)	942	(660)
Income tax expense
Current income tax	161	178	396	320
Future income tax recovery	(106)	(281)	(113)	(486)
Total income tax expense (recovery)	55	(103)	283	(166)
Effective income tax rate	12%	19%	30%	25%

The $158 million increase in total income tax expense relative to the same period in 2009 is due principally to increased revenues resulting from higher commodity prices.

Capital Expenditures

	Three months ended			Six months ended
June 30,	2010	2010 vs 2009 (%)	2009	2010	2010 vs 2009 (%)	2009
($ millions)
North America	387	120	176	664	131	288
UK	167	(18)	204	283	(26)	381
Scandinavia	157	(22)	202	333	(11)	376
Southeast Asia	143	6	135	230	(44)	412
Other	80	23	65	159	23	129
Exploration and development	934	19	782	1,669	5	1,586
Corporate, IS and Administrative	19		13	29		23
Acquisitions	364		28	591		94
Proceeds on dispositions	(8)		(27)	(151)		(98)
Discontinued Operations
Cash proceeds on disposition	(1,229)		(1,285)	(1,253)		(1,931)
Capital expenditures	6		44	13		339
Total	86		(445)	898		13

North America capital expenditures during the quarter totalled $387 million, of which $338 million related to shale activity with the majority spent on progressing development of the Pennsylvania Marcellus and Montney shale programs.  The remaining capital was invested in conventional oil and gas properties.

In North America, 57 gross (55.3 net) shale wells were drilled with 46 gross (44.5 net) in the Pennsylvania Marcellus Shale and 10 gross (10 net) wells in the Montney Shale.

In the UK, capital expenditures of $167 million were comprised of $34 million on exploration which included one well and $133 million on development which included the Auk North, Auk South and Burghley developments and a development well at Blake which was drilling at the end of the quarter.

In Scandinavia, capital expenditures of $157 million were comprised of $40 million on exploration, the majority of which related to the Grevling appraisal and $117 million on development, which included the Yme project and development drilling.  Wells at Brage and Veslefrikk were drilled and completed and two additional wells were drilling at the end of the quarter, one each at Brage and Veslefrikk.

In Southeast Asia, capital expenditures of $143 million included $32 million on exploration, principally on the commencement of seismic and drilling programs, and $111 million on development, which included expenditure in Malaysia on the Mercury Removal Unit, Northern Fields development and the Southern Fields Improved Oil Recovery program, in Australia on the Kitan development and in Indonesia on the Jambi Merang development.

Capital expenditures in other areas of $80 million were comprised of $50 million on exploration, including $7 million in Peru, $11 million in Colombia and $15 million in the Kurdistan region of northern Iraq.  In addition, $30 million was spent on development in Algeria to progress the El Merk project.

In May 2010, Talisman acquired 37,000 net acres of land in the Eagle Ford shale play in Texas for $364 million.

Discontinued Operations

In accordance with Canadian generally accepted accounting principles, Talisman is required to report separately the results of continuing and discontinued operations.  Discontinued operations include the results from assets the Company expects to sell and the results, to the transaction closing date, of assets that have been sold.  Comparative results have been restated to reflect the impact of operations that have become discontinued since June 30, 2009.  See note 2 to the unaudited Interim Consolidated Financial Statements.

In line with the Company's strategy to exit non-strategic areas, Talisman continues to rationalize its portfolio of assets.

In the second quarter of 2010, Talisman completed the sale of oil and gas producing properties in North America for proceeds of $1.3 billion, resulting in a gain of $162 million, net of tax of $nil.  One property remained classified as held for sale at June 30, 2010 and this disposition closed in July 2010 for proceeds of approximately $200 million.  The net investment in the Company’s Canadian self-sustaining operations has been reduced as a result of these asset transactions and, accordingly, $295 million of exchange gains previously accumulated in other comprehensive income were included in the carrying value of the assets used to determine the gain on disposal.

In the second quarter of 2009, Talisman:

•	completed the sale of oil and gas producing assets in Southeast Saskatchewan for proceeds of $710 million, resulting in a gain of $321 million, net of tax of $109 million;
•	completed the sale of certain of its midstream assets in Western Canada for proceeds of $297 million, resulting in a gain of $55 million, net of tax of $19 million;
•	completed the sale of assets in Trinidad and Tobago for proceeds of $278 million, resulting in a gain of $101 million, net of tax of $nil.

Results of Discontinued Operations

	Three months ended June 30
	North America		UK		Scandinavia		Other		Total
($ millions)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Income from discontinued operations, net of tax	30	10	-	-	-	-	-	3	30	13
Gain on disposition of assets, net of tax	162	376	-	-	-	-	-	101	162	477
Income from discontinued operations	192	386	-	-	-	-	-	104	192	490

	Six months ended June 30
	North America		UK		Scandinavia		Other		Total
($ millions)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Income (loss) from discontinued operations, net of tax	50	(2)	-	-	-	1	(1)	17	49	16
Gain (loss) on disposition of assets, net of tax	128	433	-	471	-	(9)	(5)	101	123	996
Income (loss) from discontinued operations	178	431	-	471	-	(8)	(6)	118	172	1,012

Daily Average Production Volumes of Discontinued Operations

	Three months ended		Six months ended
June 30,	2010	2009	2010	2009
North America
- oil and liquids (mbbls/d)	4	15	5	17
- natural gas (mmcf/d)	120	162	131	158
Other
- oil and liquids (mbbls/d)	-	3	-	4
Discontinued operations (mboe/d)	24	45	27	47

Liquidity and Capital Resources

Talisman’s long-term debt net of cash and cash equivalents and bank indebtedness at June 30, 2010 was $1.3 billion, compared to $2.1 billion at December 31, 2009.  During the quarter, the Company generated $903 million of cash provided by operating activities.  Long-term debt remained unchanged at $3.8 billion.

On an ongoing basis, Talisman plans to fund its capital program with cash provided by operating activities, cash on hand and proceeds from dispositions.

The Company has an active hedging program that partially protects 2009 cash flow from the effect of declining commodity prices (see ‘Risk Management’ section of this MD&A).

The majority of the Company's debt matures subsequent to 2011, with $355 million maturing in January 2011.

At June 30, 2010, the Company had not drawn against its available $2.8 billion of bank lines of credit, which are fully committed through 2012. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.

The Company is in compliance with all of its debt covenants.  The Company’s principal financial covenants include a debt-to-cash flow ratio, calculated quarterly on a trailing twelve month basis, and a minimum net worth requirement, calculated quarterly but based on the most recently completed year-end results.

Two ratios that the Company uses to measure its financial strength are the debt-to-debt plus equity ratio and debt-to-cash flow ratio, where cash flow is defined as cash provided by operating activities plus changes in non-cash working capital and debt is defined as gross debt including prepaid financing costs.  At June 30, 2010, debt-to-debt plus equity was 25% (December 31, 2009 – 25%).  For the twelve months ended June 30, 2010, the debt-to-cash flow ratio was 1.11:1 (2009 – 0.80:1).

The Company routinely assesses the financial strength of its joint participants and customers, in accordance with credit risk guidelines. At this time, Talisman expects that such counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  At June 30, 2010, approximately 87% of the Company’s trade accounts receivable were current.  Talisman had no customers with individually significant balances outstanding at June 30, 2010. Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

The Company utilizes letters of credit largely pursuant to committed and uncommitted letter of credit facilities.  Letters of credit are issued by banks under these facilities and most are renewed annually.  At June 30, 2010, letters of credit totalling $1.3 billion had been issued.

Talisman’s investment grade senior unsecured long-term debt credit ratings from DBRS, Moody’s and S&P are BBB (high), Baa2 and BBB, respectively.

On March 23, 2010, the Company filed, as part of a registration statement, a universal shelf prospectus under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to $3.5 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units.  The Company simultaneously filed a medium term note shelf prospectus in Canada pursuant to which it may issue up to $1 billion of medium term notes in Canada.

In November 2009, Talisman renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange pursuant to which the Company may repurchase up to 50,945,743 of its common shares (representing 5% of the common shares outstanding at November 18, 2009) during the 12-month period commencing December 2, 2009 and ending December 1, 2010.  Shareholders may obtain a copy of the Company’s notice of intention to make an NCIB free of charge by emailing the Company at tlm@talisman-energy.com.  During the six month period ended June 30, 2010, Talisman did not repurchase any common shares of the Company under its NCIB.

At June 30, 2010, there were 1,017,918,708 common shares outstanding. Subsequent to June 30, 2010, 42,068 shares were issued pursuant to the exercise of stock options.

At June 30, 2010, there were 73,190,176 stock options, 10,710,225 cash units and 8,136,818 long-term performance share units (PSUs) outstanding.  Subsequent to June 30, 2010, 435 stock options were surrendered for cash, 42,068 were exercised for shares, none were granted and 288,187 were cancelled, with 72,859,486 outstanding at July 23, 2010.  Subsequent to June 30, 2010, 637 cash units were exercised, none were granted and 68,419 were cancelled with 10,641,169 outstanding at July 23, 2010.  Subsequent to June 30, 2010, no long-term PSUs were granted and 58,052 were cancelled with 8,078,766 outstanding at July 23, 2010.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs.  During the three months ended June 30, 2010, 1,500,400 shares were purchased for $26 million.  Subsequent to June 30, 2010, a further 312,000 shares were purchased for $5 million.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector.  The Company may make acquisitions, investments or dispositions, some of which may be material.  In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company’s liquidity and capital resources, refer to notes 10 and 13 to the 2009 audited Consolidated Financial Statements and notes 8 and 9 to the unaudited interim Consolidated Financial Statements.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors on the Company’s financial performance for 2010 (excluding the effect of derivative contracts) is summarized in the following table, based on an approximate WTI oil price of US$75/bbl, a NYMEX natural gas price of US$5/mmbtu and exchange rates of US$0.96=C$1 and UK£1=C$1.57.

($ millions)	Net Income	Cash Provided by Operating Activities
Volume changes
Oil – 10,000 bbls/d	70	115
Natural gas – 60 mmcf/d	30	70
Price changes1
Oil – US$1.00/bbl	30	35
Natural gas (North America)2 – C$0.10/mcf	15	25
Exchange rate changes
US$/C$ decreased by US$0.01	30	35
C$/UK£ increased by C$0.02	(5)	-
1.
The impact of price changes excludes the effect of commodity derivatives.  See specific commodity derivatives terms in the Risk Management section of this MD&A, and note 10 to the unaudited Interim Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the natural gas prices in the UK, Scandinavia and Malaysia/Vietnam is not material.  Most of the natural gas price in Indonesia is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

Commitments and Off Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity.  The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s debt repayment obligations can be found in note 10 to the 2009 audited Consolidated Financial Statements and note 8 to the unaudited interim Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the ‘Risk Management’ section of this MD&A.

There have been no significant changes in the Company’s expected future payment commitments, and the timing of those payments, since December 31, 2009. Refer to note 16 to the 2009 audited Consolidated Financial Statements.

Risk Management

Talisman monitors the Company’s exposure to variations in commodity prices, interest rates and foreign exchange rates.  In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates.  The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(l) to the 2009 audited Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at June 30, 2010, including their respective fair values, are detailed in note 11 to the unaudited interim Consolidated Financial Statements.

The Company may choose to designate derivative instruments as hedges for accounting purposes.  None of the outstanding commodity price derivative contracts have been designated as hedges.  In 2008, the Company no longer designated its interest rate swap as a fair value hedge.  These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income immediately as gains or losses on held-for-trading financial instruments. This increases the volatility of net income.

Fixed price oil and natural gas swaps, natural gas collars and oil put options are in place for approximately 40% and 46% of the Company’s 2010 estimated remaining oil and North American natural gas production respectively.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at June 30, 2010, none of which were designated as a hedge:

Contract	Term	Average volume	Average price or floor/ceiling
Oil
Dated Brent oil collars	Jul-Dec 2010	5,000 bbls/d	US$49.00/57.79
Dated Brent oil collars	Jul-Dec 2010	23,000 bbls/d	US$55.35/85.00
Dated Brent oil collars	Jul-Dec 2010	25,000 bbls/d	US$71.72/90.00
WTI crude oil collars	Jul-Dec 2010	22,000 bbls/d	US$50.20/60.87

Natural gas
AECO natural gas collars	Jul-Dec 2010	47,410 mcf/d	C$5.78/7.39
NYMEX natural gas collars	Jul-Dec 2010	95,000 mcf/d	US$5.90/7.03
NYMEX natural gas collars	Jan-Jun 2011	95,000 mcf/d	US$5.27/6.66
NYMEX natural gas collars	Jan-Dec 2011	71,200 mcf/d	US$6.14/6.59
NYMEX natural gas swaps	Jan-Dec 2011	23,734 mcf/d	US$6.12
ICE natural gas swaps	Jul 2010 – Jun 2011	18,293 mcf/d	C$6.18

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.  The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following physical commodity contracts outstanding at June 30, 2010:

Contract	Term	Average volume	Average price or floor/ceiling
AECO natural gas swaps	Jul-Dec 2010	14,223 mcf/d	C$6.33/mcf
AECO natural gas collars	Jul-Dec 2010	175,417 mcf/d	C$6.33/7.55/mcf
AECO natural gas swaps	Jul 2010-Dec 2011	3,671 mcf/d	C$3.15/mcf

Interest Rate and Foreign Exchange Swaps

In order to swap a portion of the US$375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008.

In conjunction with the issuance of the 4.44% C$350 million medium term notes due in 2011, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company is effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million.  The cross currency swap is designated as a cash flow hedge.

Summary of Quarterly Results ($ millions unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended
	2010		20091				20081
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Gross sales	1,886	2,085	2,094	1,694	1,692	1,728	2,010	3,039
Total revenue	1,590	1,813	1,755	1,471	1,514	1,486	1,682	2,512
Income (loss) from continuing operations	411	248	(183)	25	(427)	(67)	1,152	1,295
Net income (loss)	603	228	(111)	30	63	455	1,202	1,425
Per common share ($)
Income (loss) from continuing operations	0.40	0.24	(0.18)	0.02	(0.42)	(0.07)	1.13	1.27
Diluted income (loss) from continuing operations	0.40	0.24	(0.18)	0.02	(0.42)	(0.07)	1.11	1.25
Net income (loss)	0.59	0.22	(0.11)	0.03	0.06	0.45	1.18	1.40
Diluted net income (loss)	0.59	0.22	(0.11)	0.03	0.06	0.45	1.16	1.38
1.	Prior periods have been restated to reflect the impact of discontinued operations. See note 2 to the unaudited Interim Consolidated Financial Statements.

During the second quarter of 2010, gross sales increased by $194 million over the same period in 2009 due principally to higher global commodity prices.  The income from continuing operations of $411 million compares to a loss from continuing operations of $427 million in the same period in 2009.  The change is due principally to a gain on held-for-trading financial instruments in 2010, increased revenue and stock based compensation recovery, partially offset by an increase in royalties and future income taxes.

Accounting Policies

As a result of a reorganization of the Company’s operations and changes in the composition of revenue and costs, management has determined that the functional currency of both the Canadian and Norwegian self-sustaining operations is more closely linked to the US$ than to the respective domestic currencies.  Accordingly, effective January 1, 2010, these self-sustaining operations have been accounted for as US$ functional currency entities.

In January 2009, the CICA issued section 1601 which establishes standards for the preparation of consolidated financial statements.  These recommendations are effective January 1, 2011 with early adoption permitted.  The adoption of section 1601 is not expected to have a material impact on Talisman’s reporting.

In January 2009, the CICA issued section 1582 which establishes principles for the measurement of assets, liabilities and contingencies acquired at fair value, as well as recognizing acquisition-related and reorganization costs separately from the business combination within the consolidated statement of income.  These recommendations are effective for business combinations occurring after January 1, 2011, although early adoption is permitted.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that IFRS will be required for interim and annual reporting by publicly accountable enterprises effective for January 1, 2011, including 2010 comparative information.  The Company has established a dedicated IFRS project team to address the conversion to IFRS that reports regularly to a steering committee, senior management and the Audit Committee.

Refer to the 2009 Annual Report and the interim MD&A for the three months ended March 31, 2010 for a complete discussion of Talisman’s IFRS conversion project.  Talisman’s IFRS conversion project continues to progress according to the changeover plan and timetable established by management:

Accounting policies (ongoing – to be finalized before IFRS reporting in 2011)

Employee Future Benefits – With the recent issuance of the International Accounting Standards Board exposure draft relating to Employee Future Benefits, Talisman is considering the recognition of unrealized actuarial gains / losses in Other Comprehensive Income.

IFRS 1 Exemptions – Talisman is currently reconsidering the election to set the cumulative foreign currency translation differences for all foreign operations to zero.  During the second quarter of 2010, Talisman decided that it may elect under IFRS to record certain items of PP&E at the date of transition to IFRS at their fair value and use that fair value as deemed cost at that date.

Talisman continues to determine the impact of the IFRS accounting policies on its Opening Balance Sheet as at January 1, 2010 to reset the starting point for accounting under IFRS.  This does not reflect a change in the underlying economics of Talisman’s business.  Management believes that IFRS may have a significant impact on PP&E and income taxes presented within the Company’s Opening Balance Sheet specifically relating to:

•	deferred taxes previously recorded on asset acquisitions under Canadian GAAP that are prohibited under IFRS;
•	the retrospective cost component of PP&E relating to the Company’s Asset Retirement Obligation: and
•	items of PP&E that have been set to fair value as deemed cost using the IFRS 1 election.

The Company continues to work with advisors to understand the practical application of the IFRS principles which will affect the quantification of IFRS retrospective adjustments as at January 1, 2010 and the subsequent IFRS Consolidated Financial Statements.

Control Environment (Ongoing to 2011 year end reporting)

Talisman has now designed additional disclosure controls related to first-time adoption of IFRS and has commenced planning work to evaluate controls over financial reporting by the first quarter of 2011 with operating effectiveness to be evaluated prior to 2011 year end reporting.

Training and Communication (Ongoing to first quarter 2011 reporting)

During the second quarter of 2010 Talisman conducted further training with global finance staff on the key impacts of IFRS accounting policies, focusing on the potential impacts to the first quarter 2010 IFRS accounting.

IT Systems (Ongoing to 2011 year end reporting)

During the second quarter of 2010, Talisman commenced system modifications required to support IFRS reporting for the first quarter of 2011.  Work progressed on changes to the budgeting and forecasting systems to embed the more significant aspects of IFRS within the Company’s planning cycle.

Business Activities (Ongoing to 2011 year end reporting)

As Talisman undertakes business initiatives, the IFRS conversion project actively coordinates with various stakeholders to incorporate necessary actions within the project plan.  The impact of the change in functional currencies of the Canadian and Norwegian self-sustaining operations which occurred in the first quarter of 2010 under Canadian GAAP are currently being assessed under IFRS.

Internal Control over Financial Reporting

There have been no changes in Talisman’s internal control over financial reporting in the six month period ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Litigation

In September 2006, the United States District Court for the Southern District of New York (the “Court”) granted Talisman’s Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs’ effort to certify two different classes (or groups) of plaintiffs. In October 2009, the Second Circuit Court of Appeals dismissed the plaintiff’s appeal of the Court’s decision granting Talisman’s Motion for Summary Judgment, denying class certification and refusing to consider the plaintiff’s proposed third amended complaint.  On April 15, 2010 the plaintiffs requested the United States Supreme Court to permit an appeal by the plaintiffs of the Second Circuit Court of Appeals decision that dismissed their appeal. Talisman believes the lawsuit is entirely without merit.

Forward-Looking Information

This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	business strategy and plans, including expected capital expenditures;
•	timing of non-core asset dispositions;
•	planned shutdowns;
•	expected counterparty risk;
•	expected sources of funding for the capital program;
•	expected production, including expected production to meet fixed price sales contract commitments;
•	expected timing of IFRS projects, and impact of IFRS;
•	expected impact of new accounting standards;
•	the merits or anticipated outcome or timing of pending litigation; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

With the exception of the ability of counterparties to meet their obligations, the timing of IFRS projects and the merits of pending litigation, each of the forward-looking information contained herein is based on Talisman’s 2010 capital program. Talisman set its 2010 capital expenditure plans assuming: (1) Talisman’s production in 2010 will be just over 400,000 boe/d, assuming that most of the North American asset sales close by mid-year; (2) a US$60/bbl WTI oil price for 2010; and (3) a US$3.50/mmbtu NYMEX natural gas price for 2010.  The disposition metrics disclosed assume closing of all dispositions as announced; the final completion of such dispositions is contingent on various factors including the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such transactions.  Forward-looking information for periods past 2010 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this interim MD&A.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	uncertainty related to securing sufficient egress and markets to meet shale gas production;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	the impact of the economy on the ability of the counterparties to our commodity price derivative contracts to meet their obligations under the contracts;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;

•	the possibility that government policies or laws may change or government approvals may be delayed or withheld; and
•	results of the Company’s risk mitigation strategies, including insurance and hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information

Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Use of ‘boe’

Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Additional information related to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Abbreviations

The following list of abbreviations is used in this document:

AcSB	Canadian Accounting Standards Board

bbls	barrels

bbls/d	barrels per day

boe	barrels of oil equivalent

boe/d	barrels of oil equivalent per day

C$	Canadian dollar

CICA	Canadian Institute of Chartered Accountants

DBRS	DBRS Limited

FPSO	Floating Platform Storage and Offloading Vessel

FSO	Floating Storage and Offloading Vessel

GAAP	Generally Accepted Accounting Principles

GJ	gigajoule

ICE	Intercontinental Exchange

IFRS	International Financial Reporting Standards

LIBOR	London Interbank Offered Rate

LNG	Liquefied Natural Gas

mboe/d	thousand barrels oil equivalent per day

mcf	thousand cubic feet

mmbbls	million barrels

mmbtu	million British thermal units

mmcf/d	million cubic feet per day

Moody’s	Moody’s Investor Service, Inc.

NGL	Natural Gas Liquids

NYMEX	New York Mercantile Exchange

NOK	Norwegian Kroner

OPEC	Organization of Petroleum Exporting Countries

PRT	Petroleum Revenue Tax

PSC	Production Sharing Contract

S&P	Standard & Poor’s Corp.

SEC	US Securities and Exchange Commission

UK	United Kingdom

UK£	Pound sterling

US	United States of America

US$	United States dollar

WTI	West Texas Intermediate